Exhibit 99.2



SNH
LISTED
NYSE

Premier Residences of Pompano Beach
Pompano Beach, FL.
AL/IL.
Living Units: 169.

Senior Housing Properties Trust

First Quarter 2012
Supplemental Operating and Financial Data



SNH

All amounts in this report are unaudited.

TABLE OF CONTENTS



	PAGE/EXHIBIT
CORPORATE INFORMATION	**5**
Company Profile	6
Investor Information	8
Research Coverage	9
FINANCIAL INFORMATION	**10**
Key Financial Data	11
Condensed Consolidated Balance Sheet	12
Condensed Consolidated Statement of Income	13
Condensed Consolidated Statement of Cash Flows	14
Debt Summary	15
Debt Maturity Schedule	16
Leverage Ratios, Coverage Ratios and Public Debt Covenants	17
Summary of Capital Expenditures	18
Acquisitions / Dispositions Information Since 1/1/2012	19
PORTFOLIO INFORMATION	**20**
Portfolio Summary by Facility Type and Tenant	21
Occupancy by Property Type and Tenant	22
Rent Coverage by Tenant (excluding MOBs and Managed Communities)	23
TRS Managed Communities – Result of Operations	24
MOB Portfolio and Same Store - Results of Operations	25
MOB Leasing Summary	26
Tenants Representing 1% or More of Total Rent	27
Portfolio Lease Expiration Schedule	28
EXHIBITS	**29**
Calculation and Reconciliation of Net Operating Income (NOI)	A
Calculation and Reconciliation of EBITDA	B
Calculation and Reconciliation of Funds from Operations (FFO) and Normalized FFO	C



WARNING CONCERNING
FORWARD LOOKING STATEMENTS

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS SUPPLEMENTAL PRESENTATION OF OPERATING AND FINANCIAL DATA REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ACQUISITIONS AND SALES OF PROPERTIES;
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL;
- OUR ABILITY TO PAY INTEREST AND PRINCIPAL OF OUR DEBT;
- OUR ABILITY TO PAY DISTRIBUTIONS AND THE AMOUNT OF SUCH DISTRIBUTIONS;
- OUR ABILITY TO RETAIN OUR EXISTING TENANTS, ATTRACT NEW TENANTS AND MAINTAIN OR INCREASE CURRENT RENTAL RATES;
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY;
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT; AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, NORMALIZED FUNDS FROM OPERATIONS, NET OPERATING INCOME, CASH AVAILABLE FOR DISTRIBUTION, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS;
- THE IMPACT OF THE PATIENT PROTECTION AND AFFORDABLE CARE ACT, OR PPACA, AND OTHER RECENTLY ENACTED, ADOPTED OR PROPOSED LEGISLATION OR REGULATIONS ON US AND ON OUR TENANTS' ABILITY TO PAY OUR RENTS;
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, FIVE STAR QUALITY CARE, INC., OR FIVE STAR, COMMONWEALTH REIT AND REIT MANAGEMENT & RESEARCH LLC AND THEIR RELATED PERSONS AND ENTITIES;
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX RATES AND SIMILAR MATTERS;
- CHANGES TO MEDICARE AND MEDICAID RATES PAYABLE FOR SERVICES AT PROPERTIES WE OWN;
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES;
- COMPETITION WITHIN THE HEALTHCARE AND REAL ESTATE INDUSTRIES; AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.



FORWARD LOOKING STATEMENTS (continued)

FOR EXAMPLE:

- FIVE STAR IS OUR LARGEST TENANT AND MANAGES SEVERAL OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT AND FIVE STAR MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO:
    - CHANGES IN MEDICARE AND MEDICAID PAYMENTS, INCLUDING THOSE RESULTING FROM PPACA AND OTHER RECENTLY ENACTED, ADOPTED OR PROPOSED LEGISLATION OR REGULATIONS, WHICH COULD RESULT IN REDUCED RATES OR A FAILURE OF SUCH RATES TO MATCH FIVE STAR'S COSTS;
    - CHANGES IN REGULATIONS AFFECTING ITS OPERATIONS;
    - CHANGES IN THE ECONOMY GENERALLY OR GOVERNMENTAL POLICIES WHICH REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS;
    - INCREASES IN INSURANCE AND TORT LIABILITY COSTS; AND
    - INEFFECTIVE INTEGRATION OF NEW ACQUISITIONS;
- IF FIVE STAR'S OPERATIONS BECOME UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS;
- OUR OTHER TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS;
- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR;
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE;
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY;
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND ARRANGE FOR THEIR PROFITABLE OPERATION OR LEASE THEM FOR RENTS WHICH SUFFICIENTLY EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES;
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES; AND
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGED MEDICARE AND MEDICAID RATES, NEW LEGISLATION AFFECTING OUR BUSINESS OR THE BUSINESSES OF OUR TENANTS, NATURAL DISASTERS OR CHANGES IN OUR TENANTS' REVENUES OR COSTS, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.



CORPORATE INFORMATION

1145 19th Street, Washington, DC.
Medical Office Building.
Square Feet: 127,973.



COMPANY PROFILE

The Company:

Senior Housing Properties Trust, or SNH, we, our or us, is a real estate investment trust, or REIT, which owns independent and assisted living communities, continuing care retirement communities, nursing homes, hospitals, wellness centers, and properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants, or MOBs, located throughout the U.S. We are included in a number of stock indices, including the S&P 400 MidCap Index, Russell 1000® Index, the MSCI US REIT Index, FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

SNH is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of March 31, 2012, RMR managed a large portfolio of publicly owned real estate, including approximately 1,600 properties located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 740 employees in its headquarters and regional offices located throughout the U.S. In addition to managing SNH, RMR manages CommonWealth REIT, a publicly traded REIT that primarily owns commercial office and industrial properties, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Government Properties Income Trust, a publicly traded REIT that primarily owns buildings majority leased to government tenants throughout the U.S., and Select Income REIT, a publicly traded REIT that is focused on owning and investing in net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., or Five Star, a healthcare services company which is our largest tenant and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers; and another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $21 billion as of March 31, 2012. We believe that being managed by RMR is a competitive advantage for SNH because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Strategy:

Our business plan is to maintain our portfolio of independent and assisted living communities, continuing care retirement communities, nursing homes, hospitals and MOBs and to acquire additional healthcare related properties primarily for income and secondarily for appreciation potential. Our current growth strategy is focused on making acquisitions of (1) geographically diverse, primarily independent and assisted senior living communities where the majority of the residents pay for occupancy and services with their private resources rather than through government programs and (2) MOBs. We also may sometimes invest in other properties, such as our wellness centers, which offer special services intended to promote healthy living. We base our acquisition decisions on the historical and projected operating results of the target properties and the financial strength of the proposed managers, tenants and their guarantors, among other considerations. We do not have any off balance sheet investments in real estate entities.

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares -- SNH

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349



COMPANY PROFILE (continued)

Portfolio Concentration by Facility Type (as of 3/31/12) ($ in 000):

	Number of Properties	Number of Units/Beds or Square Feet		Carrying Value of Investment (1)	Percent	Q1 2012 NOI (2)	Percent
Independent living (3)	56	14,163		$ 1,640,559	34.6%	$ 35,323	33.4%
Assisted living (3)	146	10,583		1,230,303	26.0%	26,694	25.2%
Nursing homes (3)	48	5,024		206,091	4.4%	4,260	4.0%
Rehabilitation hospitals	2	364		72,830	1.5%	2,616	2.5%
Wellness centers	10	812,000	sq. ft.	180,017	3.8%	4,420	4.2%
Medical office buildings (MOBs)	108	7,630,000	sq. ft.	1,407,887	29.7%	32,426	30.7%
Total	370			$ 4,737,687	100.0%	$ 105,739	100.0%

Operating Statistics by Tenant / Managed Properties ($ in 000):

	Number of Properties	Number of Units/Beds or Square Feet		Q1 2012 NOI (2)	Tenant / Managed Properties Operating Statistics (4): Rent Coverage (4)	Occupancy (4)
Five Star (Lease No. 1)	89	6,539		$ 13,986	1.20x	84.1%
Five Star (Lease No. 2)	48	6,140		13,136	1.39x	82.5%
Five Star (Lease No. 3)	28	5,618		15,743	1.44x	86.0%
Five Star (Lease No. 4)	25	2,614		5,930	1.14x	85.4%
Sunrise Senior Living, Inc. / Marriott (5)	14	4,091		7,013	1.58x	89.5%
Brookdale Senior Living, Inc.	18	894		1,754	2.23x	92.1%
5 private companies (combined)	7	959		1,262	2.80x	84.0%
TRS Managed (6)	23	3,279		10,069	NA	85.8%
Wellness centers	10	812,000	sq. ft.	4,420	2.15x	100.0%
Multi-tenant MOBs	108	7,630,000	sq. ft.	32,426	NA	94.2%
Total	370			$ 105,739		

(1) Amounts are before depreciation, but after impairment write downs, if any.

(2) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP.

(3) Properties are categorized by the type of living units/beds which constitute a majority of the total living units/beds at the property.

(4) Operating data for multi-tenant MOBs are presented as of March 31, 2012; operating data for other tenants are presented based upon the operating results provided by our tenants for the 12 months ended December 31, 2011, or the most recent prior period for which tenant operating results are available to us. Rent coverage is calculated as operating cash flow from our tenants' operations of our properties, before subordinated charges, divided by minimum rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.

(5) Marriott International, Inc., or Marriott, guarantees the lessee's obligations under this lease.

(6) These 23 senior living communities acquired by us since June 2011 are leased to our taxable REIT subsidiary, or our TRS, and managed by Five Star for our account; operating data for TRS managed properties are presented from the date of acquisition through March 31, 2012.

INVESTOR INFORMATION



Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

Senior Management

David J. Hegarty
President & Chief Operating Officer

Richard A. Doyle
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349
(email) info@snhreit.com
(website) www.snhreit.com

Inquiries
Financial inquiries should be directed to Richard A. Doyle,
Treasurer & Chief Financial Officer, at (617) 219-1405
or rdoyle@snhreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, or
Elisabeth Heiss, Manager, Investor Relations
(617) 796-8234, tbonang@snhreit.com or eheiss@snhreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Bank of America / Merrill Lynch
Jana Galan
(646) 855-3081

R.W. Baird
David AuBuchon
(314) 445-6520

Jefferies & Company
Tayo Okusanya
(212) 336-7076

Sandler O'Neill & Partners
James Milam
(212) 466-8066

JMP Securities
Peter Martin
(415) 835-8904

Stifel Nicolaus
Daniel Bernstein
(443) 224-1351

Morgan Stanley
Paul Morgan
(415) 576-2627

UBS
Ross Nussbaum
(212) 713-2484

Raymond James
Paul Puryear
(727) 567-2253

Wells Fargo Securities
Todd Stender
(212) 214-8067

RBC
Frank Morgan
(615) 372-1331

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard and Poor's
Gene Nusinzon
(212) 438-2449

SNH is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SNH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SNH or its management. SNH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION





Alta Reserve, Chesapeake, VA.
IL.
Units: 172.

KEY FINANCIAL DATA

(share amounts and dollars in thousands, except per share data)



	As of and For the Three Months Ended				
	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
Shares Outstanding (1):					
Common shares outstanding (at end of period)	162,667	162,646	153,446	141,874	141,864
Weighted average common shares outstanding during period	162,647	160,946	153,385	141,869	141,855
Common Share Data:					
Price at end of period	$ 22.05	$ 22.44	$ 21.54	$ 23.41	$ 23.04
High during period	$ 23.09	$ 23.22	$ 24.64	$ 24.50	$ 24.66
Low during period	$ 21.30	$ 20.17	$ 19.09	$ 22.55	$ 21.28
Annualized dividends paid per share (2)	$ 1.52	$ 1.52	$ 1.48	$ 1.48	$ 1.48
Annualized dividend yield (at end of period) (2)	6.9%	6.8%	6.9%	6.3%	6.4%
Annualized Normalized FFO multiple (at end of period)	12.3x	13.4x	12.5x	13.3x	13.1x
Annualized net operating income (NOI) (3) / total market capitalization	7.8%	8.0%	7.6%	7.4%	7.6%
Market Capitalization:					
Total debt (book value)	$ 1,851,799	$ 1,827,385	$ 1,604,777	$ 1,552,161	$ 1,347,067
Plus: market value of common shares (at end of period)	3,586,807	3,649,776	3,305,227	3,321,270	3,268,547
Total market capitalization	$ 5,438,606	$ 5,477,161	$ 4,910,004	$ 4,873,431	$ 4,615,614
Total debt / total market capitalization	34.0%	33.4%	32.7%	31.8%	29.2%
Book Capitalization:					
Total debt	$ 1,851,799	$ 1,827,385	$ 1,604,777	$ 1,552,161	$ 1,347,067
Plus: total shareholders' equity	2,445,835	2,472,606	2,309,524	2,103,022	2,110,918
Total book capitalization	$ 4,297,634	$ 4,299,991	$ 3,914,301	$ 3,655,183	$ 3,457,985
Total debt / total book capitalization	43.1%	42.5%	41.0%	42.5%	39.0%
Selected Balance Sheet Data:					
Total assets	$ 4,383,821	$ 4,383,048	$ 4,003,313	$ 3,733,418	$ 3,525,408
Total liabilities	$ 1,937,986	$ 1,910,442	$ 1,693,789	$ 1,630,396	$ 1,414,490
Gross book value of real estate assets (4)	$ 4,737,687	$ 4,721,591	$ 4,294,821	$ 4,076,397	$ 3,873,118
Total debt / gross book value of real estate assets (4)	39.1%	38.7%	37.4%	38.1%	34.8%
Selected Income Statement Data:					
Total revenues (5)	$ 145,073	$ 136,603	$ 113,700	$ 101,162	$ 98,552
NOI (3)	$ 105,739	$ 109,524	$ 93,547	$ 89,860	$ 88,119
EBITDA (6)	$ 101,481	$ 95,305	$ 90,305	$ 86,057	$ 84,932
Net income	$ 32,352	$ 38,599	$ 29,996	$ 51,048	$ 31,775
Normalized FFO (7)	$ 72,388	$ 67,932	$ 65,368	$ 62,609	$ 62,115
Common distributions paid (2)	$ 61,806	$ 61,805	$ 56,748	$ 52,490	$ 52,486
Per Share Data:					
Net income	$ 0.20	$ 0.24	$ 0.20	$ 0.36	$ 0.22
Normalized FFO (7)	$ 0.45	$ 0.42	$ 0.43	$ 0.44	$ 0.44
Common distributions paid (2)	$ 0.38	$ 0.38	$ 0.37	$ 0.37	$ 0.37
Normalized FFO payout ratio (2) (7)	84.4%	90.5%	86.0%	84.1%	84.1%
Coverage Ratios:					
EBITDA (6) / interest expense	3.5x	3.5x	3.7x	3.7x	3.7x
Total debt / annualized EBITDA (6)	4.6x	4.8x	4.4x	4.5x	4.0x

(1) SNH has no outstanding common shares equivalents, such as units, convertible debt or stock options.
(2) The amounts stated are based on the amounts paid during the periods.
(3) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with GAAP.
(4) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.
(5) During the fourth quarter of 2011, we recognized $11.3 million of percentage rent for the year ended December 31, 2011.
(6) See Exhibit B for the calculation of EBITDA and a reconciliation of EBITDA to net income determined in accordance with GAAP.
(7) See Exhibit C for the calculation of Normalized FFO and a reconciliation of Normalized FFO to net income determined in accordance with GAAP.

CONDENSED CONSOLIDATED BALANCE SHEET

(dollar amounts in thousands)



	As of March 31, 2012	As of December 31, 2011
ASSETS		
Real estate properties:		
Land	$ 564,911	$ 564,628
Buildings, improvements and equipment	4,172,776	4,156,963
	4,737,687	4,721,591
Less accumulated depreciation	658,991	630,261
	4,078,696	4,091,330
Cash and cash equivalents	25,302	23,560
Restricted cash	10,296	7,128
Deferred financing fees, net	24,402	25,434
Acquired real estate leases and other intangible assets, net	95,337	100,235
Loan receivable (1)	38,000	38,000
Other assets	111,788	97,361
Total assets	$ 4,383,821	$ 4,383,048
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 265,000	$ -
Senior unsecured notes, net of discount	741,091	965,770
Secured debt and capital leases	845,708	861,615
Accrued interest	19,604	22,281
Assumed real estate lease obligations, net	16,756	17,778
Other liabilities	49,827	42,998
Total liabilities	1,937,986	1,910,442
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value:		
174,700,000 shares authorized, 162,666,508 and 162,646,046 shares issued		
and outstanding at March 31, 2012 and December 31, 2011, respectively	1,627	1,626
Additional paid in capital	2,944,664	2,944,212
Cumulative net income	940,289	907,937
Cumulative other comprehensive income	(1,542)	(3,772)
Cumulative distributions	(1,439,203)	(1,377,397)
Total shareholders' equity	2,445,835	2,472,606
Total liabilities and shareholders' equity	$ 4,383,821	$ 4,383,048

(1) In May 2011, we and Five Star entered into a loan agreement, or the Bridge Loan, under which we lent Five Star $80.0 million to fund Five Star's purchase price for six senior living communities. As of March 31, 2012, $38.0 million in aggregate principal amount was outstanding. In April 2012, Five Star repaid the remaining $38.0 million outstanding, resulting in the termination of the Bridge Loan.

CONDENSED CONSOLIDATED STATEMENT OF INCOME

(amounts in thousands, except per share data)



	For the Three Months Ended	
	3/31/2012	3/31/2011
Revenues:		
Rental income (1)	$ 109,505	$ 98,552
Residents fees and services (2)	35,568	-
Total revenues	145,073	98,552
Expenses:		
Depreciation	33,377	26,361
Property operating expenses	39,334	10,433
General and administrative	7,685	6,156
Acquisition related costs	688	1,113
Impairment of assets	3,071	166
Total expenses	84,155	44,229
Operating income	60,918	54,323
Interest and other income	482	232
Interest expense	(28,889)	(22,746)
Equity in earnings of an investee	45	37
Income before income tax expense	32,556	31,846
Income tax expense	(204)	(71)
Net income	$ 32,352	$ 31,775
Weighted average common shares outstanding	162,647	141,855
Net income per share	$ 0.20	$ 0.22
Additional Data:		
General and administrative expenses / total revenues	5.3%	6.2%
General and administrative expenses / total assets (at end of period)	0.2%	0.2%
Straight-line rent included in rental income (1)	$ 2,858	$ 2,869
Lease Value Amortization included in rental income (1)	$ (546)	$ 216
Percentage rent, estimated (3)	$ 2,900	$ 2,700
Amortization of deferred financing fees and debt discounts	$ 1,555	$ 1,071
Non-cash stock based compensation, estimated	$ 414	$ 383
Lease termination fees included in rental income	$ -	$ -
Capitalized interest expense	$ -	$ -

(1) We report rental income on a straight line basis over the terms of the respective leases. Rental income includes non-cash amortization of intangible lease assets and liabilities.

(2) Twenty-three (23) senior living communities we acquired since June 2011 are leased to our TRS and managed by Five Star for our account. We recognize residents fees and services as services are provided. Lease agreements with residents generally have a term of one year and are cancelable by the residents with 30 days' notice.

(3) Our percentage rents are generally determined on an annual basis. We defer recognition of percentage rental income we receive during the first, second and third quarters until the fourth quarter when all contingencies related to percentage rents are satisfied. Although recognition of this revenue is deferred until the fourth quarter, for purposes of providing additional data to investors, we provide estimated amounts of percentage rents with respect to those periods; the fourth quarter calculations exclude percentage rents we presented for the first three quarters.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in thousands)



	For the Three Months Ended	
	3/31/2012	3/31/2011
Cash flows from operating activities:		
Net income	$ 32,352	$ 31,775
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	33,377	26,361
Amortization of deferred financing fees and debt discounts	1,555	1,071
Straight line rental income	(2,858)	(2,869)
Amortization of acquired real estate leases and other intangible assets	546	(216)
Impairment of assets	3,071	166
Equity in earnings of an investee	(45)	(37)
Change in assets and liabilities:		
Restricted cash	(3,168)	(164)
Other assets	2,987	1,699
Accrued interest	(2,677)	1,070
Other liabilities	7,234	5,918
Cash provided by operating activities	72,374	64,774
Cash flows used for investing activities:		
Real estate acquisitions and deposits	(30,273)	(147,357)
Real estate improvements	(2,577)	(881)
Cash used for investing activities	(32,850)	(148,238)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	-	(103)
Proceeds from issuance of unsecured senior notes, net of discount	-	247,327
Proceeds from borrowings on revolving credit facility	284,000	45,000
Repayments of borrowings on revolving credit facility	(19,000)	(148,000)
Redemption of senior notes	(225,000)	-
Repayment of other debt	(15,907)	(2,353)
Payment of deferred financing fees	(69)	(1,977)
Distributions to shareholders	(61,806)	(52,486)
Cash (used for) provided by financing activities	(37,782)	87,408
Increase in cash and cash equivalents	1,742	3,944
Cash and cash equivalents at beginning of period	23,560	10,866
Cash and cash equivalents at end of period	$ 25,302	$ 14,810
Supplemental cash flow information:		
Interest paid	$ 30,011	$ 20,605
Income taxes paid	-	102
Non-cash financing activities:		
Issuance of common shares	453	207



DEBT SUMMARY
(dollars in thousands)

	Coupon Rate	Interest Rate (1)	Principal Balance (2)	Maturity Date	Due at Maturity	Years to Maturity
Secured Debt:						
Secured Fixed Rate Debt:						
Mortgage - secured by 1 property	6.730%	6.730%	$ 2,340	6/30/2012	$ 2,329	0.2
Mortgages - secured by 16 properties	6.330%	6.970%	30,323	7/1/2012	30,241	0.3
Mortgage - secured by 1 property (3)	6.070%	6.070%	3,155	9/1/2012	3,118	0.4
Mortgage - secured by 1 property	6.500%	6.500%	4,202	1/11/2013	4,137	0.8
Mortgages - secured by 4 properties	6.420%	6.110%	10,832	12/1/2013	10,178	1.7
Mortgage - secured by 2 properties	6.310%	6.910%	13,947	12/1/2013	13,404	1.7
Mortgages - secured by 2 properties	5.830%	5.830%	37,441	6/1/2014	35,807	2.2
Mortgage - secured by 1 property (3)	5.650%	5.650%	5,192	6/1/2015	4,867	3.2
Mortgage - secured by 1 property	6.365%	6.365%	11,713	7/1/2015	11,225	3.3
Mortgages - secured by 3 properties	5.660%	5.660%	13,245	7/11/2015	12,326	3.3
Mortgage - secured by 1 property	5.880%	5.880%	2,929	7/11/2015	2,687	3.3
Mortgage - secured by 1 property	5.810%	5.810%	4,662	10/11/2015	4,325	3.5
Mortgage - secured by 1 property	5.970%	5.970%	6,555	4/11/2016	3,118	4.0
Mortgages - secured by 2 properties	5.924%	5.924%	92,516	11/1/2016	79,415	4.6
Mortgage - secured by 1 property	6.250%	6.250%	12,655	11/11/2016	11,820	4.6
Mortgages - secured by 8 properties (4)	6.540%	6.540%	47,460	5/1/2017	42,334	5.1
Mortgage - secured by 28 properties (5)	6.710%	6.710%	299,800	9/1/2019	266,704	7.4
Mortgage - secured by 1 property (6)	7.310%	7.310%	3,455	1/1/2022	41	9.8
Mortgage - secured by 1 property (6)	7.850%	7.850%	1,697	1/1/2022	21	9.8
Capital leases - 2 properties	7.700%	7.700%	14,109	4/30/2026	-	14.1
Tax exempt bonds - secured by 1 property	5.875%	5.875%	14,700	12/1/2027	14,700	15.7
Mortgage - secured by 1 property	6.250%	6.250%	3,599	2/1/2033	26	20.9
Mortgage - secured by 2 properties	5.950%	5.950%	9,590	9/1/2038	1,211	26.4
Weighted average rate / total secured fixed rate debt	6.430%	6.468%	$ 646,117		$ 554,034	6.3
Secured Floating Rate Debt:						
Mortgage - secured by 28 properties (5)	6.386%	6.386%	$ 199,456	9/1/2019	$ 176,119	7.4
Weighted average rate / total secured debt	6.420%	6.449%	$ 845,573		$ 730,153	6.5
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 160 b.p.) (7)	1.800%	1.800%	$ 265,000	6/24/2015	$ 265,000	3.2
Unsecured Fixed Rate Debt:						
Senior notes due 2016	4.300%	4.300%	$ 250,000	1/15/2016	$ 250,000	3.8
Senior notes due 2020	6.750%	6.750%	200,000	4/15/2020	200,000	8.0
Senior notes due 2021	6.750%	6.750%	300,000	12/15/2021	300,000	9.7
Weighted average rate / total unsecured fixed rate debt	5.933%	5.933%	$ 750,000		$ 750,000	7.3
Weighted average rate / total unsecured debt	4.854%	4.854%	$ 1,015,000		$ 1,015,000	6.2
Summary Debt:						
Weighted average rate / total secured fixed rate debt	6.430%	6.468%	$ 646,117		$ 554,034	6.3
Weighted average rate / total secured variable rate debt	6.386%	6.386%	199,456		176,119	7.4
Weighted average rate / total unsecured floating rate debt	1.800%	1.800%	265,000		265,000	3.2
Weighted average rate / total unsecured fixed rate debt	5.933%	5.933%	750,000		750,000	7.3
Weighted average rate / total debt	5.566%	5.579%	$ 1,860,573		$ 1,745,153	6.4

(1) Includes the effect of interest rate protection, mark to market accounting for certain assumed mortgages, and premiums and discounts on certain mortgages and unsecured notes. Excludes effects of offering and transaction costs.

(2) The principal balances are the amounts stated in the contracts. In accordance with GAAP, our carrying values and recorded interest expense may be different because of market conditions at the time we assumed certain of these debts.

(3) These two mortgages are secured by one property.

(4) Includes eight first mortgages at a weighted average interest rate of 6.54% and seven second mortgages at an interest rate of 6.5%. The weighted average interest rate on these mortgages is 6.54%.

(5) A portion of this loan which is secured by 28 senior living communities requires interest at a fixed rate and a portion of this loan requires interest at a floating rate.

(6) These two mortgages are secured by one property.

(7) Represents amounts outstanding under SNH's $750.0 million revolving credit facility at March 31, 2012. At our option and the payment of a fee, the maturity date of the revolving credit facility may be extended by one year to June 24, 2016.



DEBT MATURITY SCHEDULE

(dollars in thousands)

	Scheduled Principal Payments During Period				
Year	Secured Fixed Rate Debt and Capital Leases	Secured Floating Rate Debt	Unsecured Floating Rate Debt (1)	Unsecured Fixed Rate Debt	Total
2012	$ 43,521	$ 1,748	$ -	$ -	$ 45,269
2013	38,646	2,670	-	-	41,316
2014	46,313	2,848	-	-	49,161
2015	45,929	3,037	265,000	-	313,966
2016	107,383	3,204	-	250,000	360,587
2017	48,842	3,453	-	-	52,295
2018	7,002	3,683	-	-	10,685
2019	272,332	178,813	-	-	451,145
2020	2,071	-	-	200,000	202,071
2021 and thereafter	34,078	-	-	300,000	334,078
	$ 646,117	$ 199,456	$ 265,000	$ 750,000	$ 1,860,573

(1)   Represents amounts outstanding under our $750.0 million revolving credit facility at March 31, 2012. At our option and the payment of a fee, the maturity date of the revolving credit facility may be extended by one year to June 24, 2016.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
Leverage Ratios:					
Total debt / total market capitalization	34.0%	33.4%	32.7%	31.8%	29.2%
Total debt / total book capitalization	43.1%	42.5%	41.0%	42.5%	39.0%
Total debt / total assets	42.2%	41.7%	40.1%	41.6%	38.2%
Total debt / gross book value of real estate assets (1)	39.1%	38.7%	37.4%	38.1%	34.8%
Secured debt / total assets	19.3%	19.7%	18.1%	18.7%	18.5%
Variable rate debt / total debt	25.1%	10.9%	25.6%	24.8%	17.0%
Coverage Ratios:					
EBITDA (2) / interest expense	3.5x	3.5x	3.7x	3.7x	3.7x
Total debt / annualized EBITDA (2)	4.6x	4.8x	4.4x	4.5x	4.0x
Public Debt Covenants (3):					
Total debt / adjusted total assets - allowable maximum 60.0%	37.4%	37.2%	35.5%	36.4%	33.2%
Secured debt / adjusted total assets - allowable maximum 40.0%	17.1%	17.5%	16.0%	16.4%	16.1%
Consolidated income available for debt service / debt service - required minimum 1.50x / 2.00x	3.71x	3.68x	3.86x	3.86x	3.83x
Total unencumbered assets to unsecured debt - required minimum 1.50x	3.55x	3.62x	4.20x	4.04x	4.80x

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.

(2) See Exhibit B for the calculation of EBITDA and a reconciliation of EBITDA to net income in accordance with GAAP.

(3) Adjusted total assets and unencumbered assets include original cost of real estate assets before depreciation, but after impairment write downs and exclude accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, gains and losses on sales of property and amortization of deferred charges.



SUMMARY OF CAPITAL EXPENDITURES

SUMMARY OF CAPITAL EXPENDITURES

(dollars and sq. ft. in thousands, except per sq. ft. and per unit data)

	For the Three Months Ended (1)				
	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
MOB leasing capital (2)	$ 1,498	$ 1,095	$ 1,553	$ 1,898	$ 2,310
MOB building improvements (3)	794	1,436	418	230	224
Managed communities capital improvements (4)	1,058	1,527	383	237	-
Total capital expenditures	$ 3,350	$ 4,058	$ 2,354	$ 2,365	$ 2,534
MOB avg. sq. ft. during period	7,630	7,560	6,065	5,573	4,101
Managed communities avg. units during period	3,233	2,201	1,019	824	-
MOB building improvements per avg. sq. ft. during period	$ 0.10	$ 0.19	$ 0.07	$ 0.04	$ 0.05
Managed communities capital improvements per avg. units during period	$ 327	$ 694	$ 376	$ 288	$ -

(1) Data included is from the date of acquisition through the end of the quarter, if applicable.
(2) MOB leasing capital includes tenant improvements (TI) and leasing costs (LC).
(3) MOB building improvements generally include: (i) construction costs and expenditures to replace obsolete building components that extend the useful life of existing assets, and (ii) non-recurring expenditures or expenditures that we believe increase the value of our existing properties.
(4) Includes capital improvements on the senior living communities we have acquired since June 2011 that are leased to our TRS and managed by Five Star for our account.



ACQUISITIONS / DISPOSITIONS INFORMATION SINCE 1/1/2012

(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Senior Living Acquisitions: (1)

Date Acquired	Location	Type of Property	Number of Properties	Units / Beds	Purchase Price (2)	Purchase Price Per Unit	Initial Lease / Cap Rate (3)	Tenant
2/1/2012	Alabama	Assisted Living	1	92	$ 11,300	$ 123	7.7%	Our TRS
	Total / Wtd. Avg. Senior Living Acquisitions		1	92	$ 11,300	$ 123	7.7%	

MOB Acquisitions:

Date Acquired	Location	Type of Property	Number of Properties	Sq. Ft.	Purchase Price	Purchase Price per Sq. Ft.	Cap Rate	Weighted Average Remaining Lease Term	Occupancy	Major Tenant

There were no MOB acquisitions during the three months ended March 31, 2012.

Dispositions:

Date Sold	Location	Type of Property	Number of Properties	Sale Price	NBV	Book Gain on Sale

There were no property dispositions during the three months ended March 31, 2012.

(1) During the quarter ended March 31, 2012, pursuant to the terms of our leases with Five Star, we purchased from Five Star, at cost, $6.3 million of improvements made to our properties leased by Five Star, and as a result, Five Star's annual rent payable to us increased approximately $512,000. These amounts are not included in the table above.

(2) Purchase price includes real estate and related intangible assets and liabilities and excludes closing costs.

(3) Represents the ratio of the estimated GAAP based annual rental income less property operating expenses, if any, to the purchase price on the date of acquisition.



PORTFOLIO INFORMATION

Clear Creek Surgery Center, Wheat Ridge, CO.
Medical Office Building.
Square Feet: 14,695.



PORTFOLIO SUMMARY BY FACILITY TYPE AND TENANT
(dollars in thousands, except annualized rental income per living unit, bed or square foot)

	Number of Properties	Number of Units / Beds or Square Feet		Carrying Value of Investment (1)	Percent	Investment per Unit / Bed or Square Foot (2)	Q1 2012 NOI (3)	Percent
Facility Type:								
Independent living (4)	56	14,163		$ 1,640,559	34.6%	$ 115,834	$ 35,323	33.4%
Assisted living (4)	146	10,583		1,230,303	26.0%	$ 116,253	26,694	25.2%
Nursing homes (4)	48	5,024		206,091	4.4%	$ 41,021	4,260	4.0%
Rehabilitation hospitals	2	364		72,830	1.5%	$ 200,082	2,616	2.5%
Wellness centers	10	812,000	sq. ft.	180,017	3.8%	$ 222	4,420	4.2%
Medical office buildings (MOBs) (5)	108	7,630,000	sq. ft.	1,407,887	29.7%	$ 185	32,426	30.7%
Total	370			$ 4,737,687	100.0%		$ 105,739	100.0%
Tenant / Managed Properties:								
Five Star (Lease No. 1)	89	6,539		$ 674,040	14.2%	$ 103,080	$ 13,986	13.2%
Five Star (Lease No. 2)	48	6,140		559,527	11.8%	$ 91,128	13,136	12.4%
Five Star (Lease No. 3)	28	5,618		652,212	13.8%	$ 116,093	15,743	14.9%
Five Star (Lease No. 4)	25	2,614		271,262	5.7%	$ 103,773	5,930	5.6%
Sunrise Senior Living, Inc. / Marriott (6)	14	4,091		325,165	6.9%	$ 79,483	7,013	6.6%
Brookdale Senior Living, Inc.	18	894		61,122	1.3%	$ 68,369	1,754	1.7%
5 private companies (combined)	7	959		36,087	0.8%	$ 37,630	1,262	1.2%
TRS Managed (7)	23	3,279		570,368	12.0%	$ 173,946	10,069	9.5%
Wellness centers	10	812,000	sq. ft.	180,017	3.8%	$ 222	4,420	4.2%
Multi-tenant MOBs (5)	108	7,630,000	sq. ft.	1,407,887	29.7%	$ 185	32,426	30.7%
Total	370			$ 4,737,687	100.0%		$ 105,739	100.0%

(1) Amounts are before depreciation, but after impairment write downs, if any.

(2) Represents investment carrying value divided by the number of living units, beds or leased square feet at March 31, 2012.

(3) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP.

(4) Senior living properties are categorized by the type of living units or beds which constitute a majority of the total living units/beds at the property.

(5) Our MOB leases include both triple-net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expenses, and some net and modified gross leases where we are responsible to operate and maintain the properties and we charge tenants for some or all of the property operating costs.
A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

(6) Marriott guarantees the lessee's obligations under this lease.

(7) These 23 senior living communities we have acquired since June 2011 are leased to our TRS and managed by Five Star for our account.

OCCUPANCY BY PROPERTY TYPE AND TENANT



	For the Twelve Months Ended (1)				
	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Property Type:					
Independent living (2)	87.1%	87.0%	87.1%	87.3%	87.4%
Assisted living (2)	86.5%	86.3%	86.7%	87.0%	87.3%
Nursing homes (2)	80.3%	80.7%	81.8%	82.4%	82.8%
Rehabilitation hospitals	61.0%	60.4%	60.5%	60.2%	58.7%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
MOBs (3)	95.9%	96.4%	96.6%	97.1%	97.0%
Tenant:					
Five Star (Lease No. 1)	84.1%	84.3%	85.6%	86.5%	86.9%
Five Star (Lease No. 2)	82.5%	82.2%	82.1%	82.1%	81.9%
Five Star (Lease No. 3)	86.0%	86.2%	86.7%	87.2%	87.7%
Five Star (Lease No. 4)	85.4%	84.2%	83.4%	83.4%	83.4%
Sunrise Senior Living, Inc. / Marriott	89.5%	89.6%	89.8%	89.8%	89.8%
Brookdale Senior Living, Inc.	92.1%	92.1%	92.1%	92.6%	92.9%
5 private senior living companies (combined)	84.0%	84.0%	83.8%	84.1%	84.0%
TRS Managed (4)	84.2%	82.8%	80.8%	NA	NA
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
Multi-tenant MOBs (3)	95.9%	96.4%	96.6%	97.1%	97.0%

(1) Operating data for multi-tenant MOBs are presented as of the end of the period; operating data for other tenants are presented for the twelve month period ended on the dates shown.

(2) Senior living properties are categorized by the type of living units or beds which constitute a majority of the total living units/beds at the property.

(3) MOB occupancy data is as of quarter end and includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants. MOB occupancy as of March 31, 2012 was 94.2%.

(4) These senior living communities we have acquired since June 2011 are leased to our TRS and managed by Five Star for our account. The occupancy from the date of acquisition through March 31, 2012 was 85.8%.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties.



RENT COVERAGE BY TENANT (EXCLUDING MOBs and MANAGED COMMUNITIES)

Tenant	For the Twelve Months Ended				
	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Five Star (Lease No. 1)	1.20x	1.23x	1.26x	1.31x	1.31x
Five Star (Lease No. 2)	1.39x	1.42x	1.41x	1.39x	1.37x
Five Star (Lease No. 3)	1.44x	1.48x	1.51x	1.52x	1.53x
Five Star (Lease No. 4)	1.14x	1.13x	1.11x	1.12x	1.11x
Sunrise Senior Living, Inc. / Marriott	1.58x	1.60x	1.56x	1.46x	1.40x
Brookdale Senior Living, Inc.	2.23x	2.23x	2.24x	2.22x	2.21x
5 private senior living companies (combined)	2.80x	2.75x	2.52x	2.50x	2.42x
Wellness centers	2.15x	2.14x	2.16x	2.16x	2.18x

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods.

We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results

are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes data for

periods prior to our ownership of certain properties. Rent coverage is calculated as operating cash flow from our tenants' facility

operations, before subordinated charges and capital expenditure reserves, if any, divided by rent payable to us.



TRS MANAGED COMMUNITIES - RESULTS OF OPERATIONS (1)

(dollars in thousands, except average daily rate)

	As of and For the Three Months Ended			
	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Number of Properties	23	22	13	10
Number of Units / Beds	3,279	3,187	1,214	824
Occupancy	87.2%	85.2%	82.9%	80.8%
Average Daily Rate (ADR)	$ 132	$ 120	$ 115	$ 113
ADR % Growth	9.8%	5.1%	1.7%	--
Residents Fees and Services	$ 35,568	$ 16,277	$ 10,731	$ 844
Property Operating Expenses	25,499	12,427	8,602	609
NOI (2)	$ 10,069	$ 3,850	$ 2,129	$ 235
NOI Margin % (3)	28.3%	23.7%	19.8%	27.8%

(1)   Represents senior living communities acquired by us since June 2011 that are leased to our TRS and managed by Five Star for our account.

(2)   See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP.

(3)   NOI margin % is defined as NOI as a percentage of residents fees and services.

MOB PORTFOLIO - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands)



	As of and For the Three Months Ended	
	3/31/2012	3/31/2011
Number of Properties	108	89
Square Feet (1)	7,630	5,984
Occupancy (2)	94.2%	97.8%
Rental Income (3)	$ 46,261	$ 37,090
NOI (4)	$ 32,426	$ 26,657
NOI Margin % (5)	70.1%	71.9%
NOI % Growth	21.6%	--

MOB SAME STORE PORTFOLIO - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended (6)	
	3/31/2012	3/31/2011
Number of Properties	80	80
Square Feet (1)	5,150	5,150
Occupancy (2)	94.2%	97.2%
Rental Income (3)	$ 35,256	$ 34,432
NOI (4)	$ 25,844	$ 24,892
NOI Margin % (5)	73.3%	72.3%
NOI % Growth	3.8%	--

(1) Prior periods exclude space remeasurements made during the periods presented.

(2) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.

(3) Includes some triple-net lease rental income.

(4) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP.

(5) NOI margin % is defined as NOI as a percentage of rental income.

(6) Based on properties owned continuously since January 1, 2011.

MOB LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)



	As of and For the Three Months Ended				
	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
Properties	108	108	105	91	89
Total sq. ft. (1)	7,630	7,630	7,490	6,147	5,982
Occupancy (2)	94.2%	95.9%	96.4%	96.6%	97.1%
Leasing Activity (sq. ft.):					
New leases	24	6	11	6	17
Renewals	22	77	197	115	146
Total	46	83	208	121	163
% Change in GAAP Rent (3):					
New leases	32.0%	50.1%	19.4%	41.2%	95.5%
Renewals	-0.7%	4.3%	3.2%	-2.8%	-25.5%
Weighted average	17.2%	7.3%	5.9%	0.3%	-18.4%
Capital Commitments (4):					
New leases	$ 1,173	$ 199	$ 243	$ 127	$ 378
Renewals	159	476	753	2,351	1,606
Total	$ 1,332	$ 675	$ 996	$ 2,478	$ 1,984
Capital Commitments per Sq. Ft. (4):					
New leases	$ 49.02	$ 33.17	$ 22.09	$ 21.17	$ 22.53
Renewals	$ 7.16	$ 6.18	$ 3.82	$ 20.44	$ 11.02
Total	$ 28.96	$ 8.13	$ 4.79	$ 20.48	$ 12.21
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	13.4	5.5	5.8	8.3	5.7
Renewals	3.9	5.5	4.8	7.1	7.0
Total	9.7	5.5	5.0	7.2	6.8
Capital Commitments per Sq. Ft. per Year:					
New leases	$ 3.65	$ 6.03	$ 3.81	$ 2.55	$ 3.95
Renewals	$ 1.85	$ 1.12	$ 0.80	$ 2.88	$ 1.57
Total	$ 2.99	$ 1.48	$ 0.96	$ 2.84	$ 1.80

(1) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

(2) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.

(3) Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.

(4) Represents commitments to tenant improvements (TI) and leasing costs (LC).

The above leasing summary is based on leases executed during the period indicated.



TENANTS REPRESENTING 1% OR MORE OF TOTAL RENT

(dollars in thousands)

	Tenant	Facility Type	Annualized Rental Income 3/31/2012 (1)	% of Annualized Rental Income (1)	Expiration
1	Five Star Quality Care, Inc.	Senior living	$ 200,591	44.7%	2017 - 2028
2	Sunrise Senior Living, Inc. / Marriott (2)	Senior living	32,708	7.3%	2013 - 2018
3	Aurora Health Care, Inc.	MOB	16,896	3.8%	2024
4	Life Time Fitness, Inc.	Wellness center	10,550	2.3%	2028
5	Cedars-Sinai Medical Center	MOB	10,382	2.3%	2012 - 2017
6	The Scripps Research Institute	MOB	10,261	2.3%	2019
7	Brookdale Senior Living, Inc.	Senior living	8,840	2.0%	2017
8	Reliant Medical Group, Inc.	MOB	7,594	1.7%	2019
9	Starmark Holdings, LLC (Wellbridge)	Wellness center	6,985	1.6%	2023
10	Covidien PLC	MOB	4,668	1.0%	2017
	All Other Tenants		139,614	31.0%	
	Total Tenants		$ 449,089	100.0%	

(1) Annualized rental income is rents pursuant to existing leases as of March 31, 2012, including expense reimbursements for certain net and modified gross leases and excluding lease value amortization at certain of the MOBs and wellness centers.

(2) Marriott guarantees the lessee's obligations under this lease.

PORTFOLIO LEASE EXPIRATION SCHEDULE

(dollars in thousands)



Year	Annualized Rental Income (1) Short and Long Term Residential Care Communities (2)	MOBs	Wellness Centers	Total	Percent of Total Annualized Rental Income Expiring	Cumulative Percentage of Annualized Rental Income Expiring
2012	$ -	$ 15,606	$ -	$ 15,606	3.5%	3.5%
2013	18,254	15,223	-	33,477	7.5%	11.0%
2014	-	21,919	-	21,919	4.9%	15.9%
2015	3,034	17,590	-	20,624	4.6%	20.5%
2016	-	17,022	-	17,022	3.8%	24.3%
2017	32,954	18,945	-	51,899	11.6%	35.9%
2018	14,454	6,871	-	21,325	4.7%	40.6%
2019	599	27,036	-	27,635	6.2%	46.8%
2020	-	9,603	-	9,603	2.1%	48.9%
2021 and thereafter	177,891	34,552	17,536	229,979	51.1%	100.0%
Total	$ 247,186	$ 184,367	$ 17,536	$ 449,089	100.0%	

Average remaining lease term for all properties (weighted by annualized rental income): 9.5 years

Number of Living Units / Beds or Square Feet with Leases Expiring

Year	Living Units / Beds — Short and Long Term Residential Care Communities (Units / Beds) (3)	Percent of Total Living Units / Beds Expiring	Cumulative Percentage of Total Living Units / Beds Expiring	Square Feet — MOBs (Square Feet)	Wellness Centers (Square Feet)	Total Square Feet	Percent of Total Square Feet Expiring	Cumulative Percent of Total Square Feet Expiring
2012	-	0.0%	0.0%	594,358	-	594,358	7.4%	7.4%
2013	2,472	9.2%	9.2%	536,515	-	536,515	6.7%	14.1%
2014	-	0.0%	9.2%	985,598	-	985,598	12.3%	26.4%
2015	423	1.6%	10.8%	766,135	-	766,135	9.6%	36.0%
2016	-	0.0%	10.8%	763,477	-	763,477	9.5%	45.5%
2017	3,508	13.1%	23.9%	833,561	-	833,561	10.4%	55.9%
2018	1,619	6.0%	29.9%	210,905	-	210,905	2.6%	58.5%
2019	175	0.7%	30.6%	893,402	-	893,402	11.3%	69.8%
2020	-	0.0%	30.6%	454,610	-	454,610	5.7%	75.5%
2021 and thereafter	18,658	69.4%	100.0%	1,150,608	812,000	1,962,608	24.5%	100.0%
Total	26,855	100.0%		7,189,169	812,000	8,001,169	100.0%	

(1) Annualized rental income is rents pursuant to existing leases as of March 31, 2012, including expense reimbursements for certain net and modified gross leases and excluding lease value amortization at certain of the MOBs and wellness centers.

(2) Includes leased and managed independent living communities, assisted living communities, skilled nursing facilities and rehabilitation hospitals. Excludes rent received from our TRS.

(3) Excludes 3,279 living units leased to our TRS.

PORTFOLIO LEASE EXPIRATION SCHEDULE

EXHIBITS

Mayfair Clinic, Wauwatosa, WI.
Medical Office Building.
Major tenant: Aurora Healthcare, Inc.
Square Feet: 33,300.

CALCULATION AND RECONCILIATION OF NET OPERATING INCOME (NOI)

EXHIBIT A



(amounts in thousands)

	For the Three Months Ended	
	3/31/2012	3/31/2011
Calculation of NOI:		
Revenues:		
Rental income	$ 109,505	$ 98,552
Residents fees and services	35,568	-
Total revenues	145,073	98,552
Property operating expenses	39,334	10,433
Net operating income (NOI):	$ 105,739	$ 88,119
Reconciliation of NOI to Net Income:		
Net operating income (NOI)	$ 105,739	$ 88,119
Depreciation expense	(33,377)	(26,361)
General and administrative expense	(7,685)	(6,156)
Acquisition related costs	(688)	(1,113)
Impairment of assets	(3,071)	(166)
Operating income	60,918	54,323
Interest and other income	482	232
Interest expense	(28,889)	(22,746)
Equity in earnings of an investee	45	37
Income before income tax expense	32,556	31,846
Income tax expense	(204)	(71)
Net income	$ 32,352	$ 31,775

We calculate NOI as shown above. We define NOI as income from real estate less our property operating expenses. We consider NOI to be appropriate supplemental information to net income because it helps both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance and believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations. This measure does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that this data may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than we do.



CALCULATION AND RECONCILIATION OF EBITDA

(dollars in thousands)

		For the Three Months Ended		
		3/31/2012		3/31/2011
Net income		$ 32,352	$	31,775
Plus:	interest expense	28,889		22,746
	income tax expense	204		71
	depreciation expense	33,377		26,361
	acquisition related costs	688		1,113
	impairment of assets	3,071		166
	percentage rent adjustment (1)	2,900		2,700
EBITDA		$ 101,481	$	84,932

(1)   Our percentage rents are generally determined on an annual basis. We defer recognition of percentage rental income we receive during the first, second and third quarters until the fourth quarter when all contingencies related to percentage rents are satisfied. Although recognition of this revenue is deferred until the fourth quarter, our EBITDA calculation for the first three quarters include estimated amounts of percentage rents with respect to those periods; and the fourth quarter calculation of EBITDA excludes percentage rents we presented for the first three quarters.

We calculate EBITDA as net income plus interest expense, taxes and depreciation and amortization. We adjust for estimated amounts of deferred percentage rent and add back, if any, acquisition related costs, loss on early extinguishment of debt, if any, and impairment of assets and deduct any gain on sale of properties. We consider EBITDA to be an appropriate measure of our performance along with net income, operating income and cash flow from operating, investing and financing activities. We believe that EBITDA provides useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities as a measure of financial performance or liquidity. This measure should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA differently than we do.

EXHIBIT C



CALCULATION AND RECONCILIATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts in thousands, except per share data)

	For the Three Months Ended	
	3/31/2012	3/31/2011
Net income	$ 32,352	$ 31,775
Depreciation expense	33,377	26,361
Impairment of assets	3,071	166
FFO	68,800	58,302
Acquisition related costs	688	1,113
Percentage rent adjustment (1)	2,900	2,700
Normalized FFO	$ 72,388	$ 62,115
Weighted average shares outstanding	162,647	141,855
FFO per share	$ 0.42	$ 0.41
Normalized FFO per share	$ 0.45	$ 0.44

(1) Our percentage rents are generally determined on an annual basis. We defer recognition of percentage rental income we receive during the first, second and third quarters until the fourth quarter when all contingencies related to percentage rents are satisfied. Although recognition of this revenue is deferred until the fourth quarter, our Normalized FFO calculation for the first three quarters include estimated amounts of percentage rents with respect to those periods; and the fourth quarter calculation of Normalized FFO excludes percentage rents we presented for the first three quarters.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties and impairment of assets, plus real estate depreciation and amortization. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include percentage rent and exclude acquisition related costs and loss on early extinguishment of debt, if any. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income, operating income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO can facilitate a comparison of operating performances between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and public debt covenants, the availability of debt and equity capital to us and our expectation of our future capital requirements and operating performance. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities determined in accordance with GAAP or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.